4imprint
Group plc

02 JUN 20 AM 11:54

12th June 2002

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, NW
Washington DC 20549
USA

02042161

SUPPL

PROCESSED
JUL 01 2002
THOMSON
FINANCIAL

Dear Sirs

4imprint Group plc (File No. 82-5104)
Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the U.S. Securities Exchange of 1934

On behalf of 4imprint Group plc (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the "SEC").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed are copies of each of the documents listed below, which constitute information that the Company has recently (i) made or become required to make pursuant to the laws of England and Wales, (ii) filed or become required to file with the London Stock Exchange ("LSE") and which was or will be made public by the LSE or (iii) has distributed or become required to distribute to its security holders:-

Date	*Document*
12.06.02	LSE Notification – Newton Investment Management Limited – shares acquired

If you should have any questions or comments, please call the undersigned at 001-44-161 0425.

Yours faithfully

pp

dlw 6/26

Craig Slater
Finance Director

4imprint, Park 17, Moss Lane, Whitefield M45 8FJ
Tel: 0161 272 4000 Fax: 0161 272 4001 e-mail: hq@4imprint.co.uk website: www.4imprint.co.uk
Registered Office: 4imprint, Park 17, Moss Lane, Whitefield M45 8FJ Registered Number: 00177991

Dealings by Substantial Shareholders

London STOCK EXCHANGE

AVS No 704037

Disclosure of interest in shares and notifications of dealings under the Stock Exchange requirements

All relevant boxes should be completed in typed block capital letters.

1. Name of Company 4imprint Group plc	2. Name of Shareholder having a substantial interest NEWTON INVESTMENT MANAGEMENT LIMITED
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18. IN RESPECT OF 2 ABOVE	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them N/A

5. Number of shares/amount of stock acquired 843,000	6. Percentage of issued Class 2.93	7. Number of shares/amount of stock disposed —	8. Percentage of issued Class —

9. Class of security ORDINARY 38 6/13 P	10. Date of transaction 11-06-02	11. Date company informed 12-06-02
12. Total holding following this notification 2,468,116	13. Total percentage holding of issued class following this notification 8.59	

14. Any additional information —	15. Name of contact and telephone number for queries CARLA WATTS (0161) 272 4021
16. Name and signature of authorised company official responsible for making this notification PP. [signature] Date of notification 12TH JUNE 2002	CRAIG SLATER COMPANY SECRETARY

London Stock Exchange, Company Announcements Office, Old Broad Street, London EC2N 1HP Telephone 071-797 3850.

Newton Management Limited

London EC4V 4DR
Telephone 0171 332 9000
Fax 0171 332 9033
Telex 291931 NEWTON G
www.newton.co.uk

Direct line 0171 653 2209

12th June 2002

The Company Secretary
4Imprint Group plc
Park 17
Moss Lane
Whitefield
M45 8FJ.

Fax No: 0161 272 4001
Original to follow by post

Dear Sir

COMPANIES ACT 1985 (Section 198). DISCLOSURE OF INTERESTS

4Imprint Group plc Ordinary £0.3846p Shares.

As a result of a purchase dated 11/6/02 of 843,000 of the above shares, Newton Investment Management Limited now has an interest in 2,468,116 shares which according to our records represents 8.59% of the issued share capital of 28,712,756

I hope this is information is sufficient for your purposes.

Yours faithfully

Lee Wright
Investment Operations Administrator.